Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1.	Registration Statements (Form F-3 Nos. 333-275305, 333-269839, 333-266047, 333-248670, and 333-255408) of SciSparc Ltd., and

2.	Registration Statements (Form S-8 Nos. 333-278437, 333-225773, and 333-286791) pertaining to the Therapix Biosciences Ltd. Israeli Share Option Plan (2015) and SciSparc Ltd. 2023 Share Incentive Plan,

of our report dated April 24, 2025 (except for Note 1(d), as to which the date is July 8, 2025) with respect to the consolidated financial statements of SciSparc Ltd. included in this Report of Foreign Private Issuer on Form 6-K filed by SciSparc Ltd.

/s/ Kost Forer Gabbay & Kasierer
July 22, 2025	Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	A Member firm of EY Global